maxis®

04035752

SUPPL

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

19 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED JUL 23 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 179

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 June 2004 to 15 July 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 June 2004 to 15 July 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

7/26

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 June 2004 25 June 2004 02 July 2004 06 July 2004 15 July 2004	BMSB Listing Requirements	A
2. Change of Registrar	07 July 2004	BMSB Listing Requirements	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc	16 June 2004 22 June 2004 28 June 2004 01 July 2004 05 July 2004 09 July 2004 13 July 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	C
4. Announcement	27 May 2004	BMSB Listing Requirements	D
5. Announcement - First Quarter Results for the Financial Period ending 31 December 2004	25 May 2004	BMSB Listing Requirements	E

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25411 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/06/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 123,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 18 June 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, they will be quoted as "MAXIS-OA".

082-34780

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 25562 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **25/06/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 20,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 28 June 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25689 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/07/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 74,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 6 July 2004.

082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25747 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/07/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 76,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 8 July 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 25892 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **15/07/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 123,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 19 July 2004.

APPENDIX B

Change of Registrar

Reference No **MC-040707-36327**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	07/07/2004

Old registrar	:	**Signet Share Registration Services Sdn. Bhd.**
New registrar	:	**Symphony Share Registrars Sdn. Bhd. (formerly known as Malaysian Share Registration Services Sdn. Bhd.)**
Address	:	**Level 26, Menara Multi-Purpose Capital Square No. 8 Jalan Munshi Abdullah 50100 Kuala Lumpur**
Telephone No	:	**03-2721 2222**
Facsimile No	:	**03-2721 2530/1**
Effective date	:	**01/07/2004**
Remarks	:	**This announcement is made pursuant to the merger of business of Signet Share Registration Services Sdn. Bhd. with Symphony Share Registrars Sdn. Bhd. (formerly known as Malaysian Share Registration Services Sdn. Bhd.) where notification was received by the Company on 6 July 2004**

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040616-57143**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/06/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 1,553,700 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 1,308,000 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 150,600 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 64,000 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 20,900 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**10/06/2004**	**436,300**	**8.996**
Acquired	**10/06/2004**	**19,700**	**8.996**
Acquired	**10/06/2004**	**44,500**	**8.996**
Acquired	**10/06/2004**	**23,500**	**8.996**
Acquired	**11/06/2004**	**1,117,400**	**9.000**
Disposed	**11/06/2004**	**1,246,100**	**9.000**
Acquired	**11/06/2004**	**42,200**	**9.000**
Acquired	**11/06/2004**	**106,100**	**9.000**
Acquired	**11/06/2004**	**20,900**	**9.000**
Acquired	**11/06/2004**	**40,500**	**9.000**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : 138,055,800
Date of notice : 15/06/2004
Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 16 June 2004.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 436,300 ordinary shares of RM0.10 each in Maxis

2) The acquisition as stated in row 2 is in relation to the shares registered under Hong Kong Bank Malaysia - 19,700 ordinary shares of RM0.10 each in Maxis

3) The acquisition as stated in row 3 is in relation to the shares registered under JP Morgan Chase Bank - 44,500 ordinary shares of RM0.10 each in Maxis.

4) The acquisition as stated in row 4 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 23,500 ordinary shares of RM0.10 each in Maxis.

5) The acquisition as stated in row 5 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,117,400 ordinary shares of RM0.10 each in Maxis.

6) The disposal as stated in row 6 is in relation to the shares registered under Hong Kong Bank Malaysia - 1,246,100 ordinary shares of RM0.10 each in Maxis.

7) The acquisition as stated in row 7 is in relation to the shares registered under Hong Kong Bank Malaysia - 42,200 ordinary shares of RM0.10 each in Maxis.

8) The acquisition as stated in row 8 is in relation to the shares registered under JP Morgan Chase Bank - 106,100 ordinary shares of RM0.10 each in Maxis.

9) The acquisition as stated in row 9 is in relation to the shares registered under Northern Trust - 20,900 ordinary shares of RM0.10 each in Maxis.

10) The acquisition as stated in row 10 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 40,500 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 13,238,300 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 104,398,500 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia

in respect of 13,476,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040622-35937**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/06/2004

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 407,500 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**16/06/2004**	**407,500**	**8.676**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**137,648,300**
Date of notice	:	**21/06/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 22 June 2004.

With reference to the "Details of Changes" as stated above, the disposal is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd for 407,500 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the change as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 12,830,800 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 104,398,500 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 13,476,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040626-40812**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/06/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 2,201,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 143,800 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**21/06/2004**	**400,000**	**9.000**
Disposed	**21/06/2004**	**1,801,000**	**9.000**
Acquired	**24/06/2004**	**44,800**	**9.000**
Disposed	**24/06/2004**	**99,000**	**9.000**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**136,193,100**
Date of notice	:	**25/06/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 26 June 2004.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 400,000 ordinary shares of RM0.10 each in Maxis

2) The disposal as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,801,000 ordinary shares of RM0.10 each in Maxis

3) The acquisition as stated in row 3 is in relation to the shares registered under Hong Kong Bank Malaysia - 44,800 ordinary shares of RM0.10 each in Maxis

4) The disposal as stated in row 4 is in relation to the shares registered under Hong Kong Bank Malaysia - 99,000 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changse as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 12,830,800 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 102,997,500 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 13,422,100 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040701-40933**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/07/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 280,500 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 177,500 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 9,900 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**25/06/2004**	**280,500**	**9.000**
Acquired	**28/06/2004**	**177,500**	**8.950**
Acquired	**28/06/2004**	**9,900**	**8.950**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**136,100,000**
Date of notice	:	**30/06/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 01 July 2004.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under Hong Kong Bank Malaysia - 280,500 ordinary shares of RM0.10 each in Maxis

2) The acquisition as stated in row 2 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 177,500 ordinary shares of RM0.10 each in Maxis

3) The acquisition as stated in row 3 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 9,900 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 12,840,700 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 103,175,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 13,141,600 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-040703-40024**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/07/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Name & address of registered holder		

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 910,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 335,100 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**30/06/2004**	**900,000**	**8.794**
Disposed	**30/06/2004**	**301,700**	**8.817**
Acquired	**01/07/2004**	**43,800**	**8.800**

Circumstances by reason of which change has : **Deemed interest**

occurred

Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**136,742,100**
Date of notice	:	**02/07/2004**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 3 July 2004.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under :-
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 866,600 ordinary shares of RM0.10 each in Maxis
b) Standard Chartered Bank Malaysia Bhd - 33,400 ordinary shares of RM0.10 each in Maxis

2) The disposal as stated in row 2 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 301,700 ordinary shares of RM0.10 each in Maxis

3) The acquisition as stated in row 3 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 43,800 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 12,572,400 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26

Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 104,085,400 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 13,141,600 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 787,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040708-34765**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**09/07/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 30,000 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 828,600 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 320,600 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 214,400 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**02/07/2004**	**307,200**	**8.870**
Disposed	**05/07/2004**	**300,000**	**8.909**
Acquired	**06/07/2004**	**30,000**	**8.950**
Disposed	**06/07/2004**	**756,400**	**9.000**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**135,408,500**
Date of notice	:	**07/07/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 8 July 2004.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under :-
a) HSBC Malaysia Bhd - 89,000 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 34,200 ordinary shares of RM0.10 each in Maxis
c) Standard Chartered Bank Malaysia Bhd - 184,000 ordinary shares of RM0.10 each in Maxis

2) The disposal as stated in row 2 is in relation to the shares registered under :-
a) HSBC Malaysia Bhd - 86,900 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 33,400 ordinary shares of RM0.10 each in Maxis
c) Standard Chartered Bank Malaysia Bhd - 179,700 ordinary shares of RM0.10 each in Maxis

3) The acquisition as stated in row 3 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 30,000 ordinary shares of RM0.10 each in Maxis

4) The disposal as stated in row 4 is in relation to the shares registered under :-
a) HSBC Malaysia Bhd - 144,700 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 146,800 ordinary shares of RM0.10 each in Maxis
c) Standard Chartered Bank Malaysia Bhd - 464,900 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 11,743,800 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 104,115,400 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 12,927,200 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordina

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040713-49711**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/07/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 357,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 237,400 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 234,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 623,400 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**07/07/2004**	**374,200**	**8.999**
Disposed	**07/07/2004**	**974,400**	**9.000**
Disposed	**08/07/2004**	**4,000**	**9.000**
Disposed	**09/07/2004**	**100,000**	**8.950**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**134,704,300**
Date of notice	:	**12/07/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 13 July 2004.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under :-
a) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 357,500 ordinary shares of RM0.10 each in Maxis
b) Standard Chartered Bank Malaysia Bhd - 16,700 ordinary shares of RM0.10 each in Maxis

2) The disposal as stated in row 2 is in relation to the shares registered under :-
a) HSBC Malaysia Berhad - 137,400 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 230,300 ordinary shares of RM0.10 each in Maxis
c) Standard Chartered Bank Malaysia Bhd - 606,700 ordinary shares of RM0.10 each in Maxis

3) The disposal as stated in row 3 is in relation to the shares registered under Hong Kong Bank Malaysia - 4,000 ordinary shares of RM0.10 each in Maxis

4) The disposal as stated in row 4 is in relation to the shares registered under HSBC Malaysia Berhad 100,000 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 11,153,800 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 104,472,900 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 12,692,900 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,745,900 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 229,300 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

(2)

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 14 **th** day of **June, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	20,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **8,000** shares	-	RM4.36	-
[c] Amount paid on **12,000** shares	-	RM4.80	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **12,000** shares	-	RM4.70	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22nd day of **June, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**;

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each;

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,902,000** shares of RM0.10 each and the paid-up capital is **RM245,990,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**2,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**18,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	20,000

Dated this 22nd day of **June, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of **June, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	54,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **17,000** shares	-	RM4.36	-
[c] Amount paid on **32,000** shares	-	RM4.80	-
[c] Amount paid on **5,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **32,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of June , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,956,000** shares of RM0.10 each and the paid-up capital is **RM245,995,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**29,000**
	(c)	the number of shares allotted to non-citizens	**17,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 54,000

Dated this 29 day of June , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of **June, 2004.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	20,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **9,000** shares	-	RM4.36	-
[c] Amount paid on **11,000** shares	-	RM4.80	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **11,000** shares	-	RM4.70	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of June , 2004

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,976,000** shares of RM0.10 each and the paid-up capital is **RM245,997,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**20,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	20,000

Dated this 29 day of June , 2004

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 24 day of **June, 2004**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	46,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **33,000** shares	-	RM4.36	-
[c]	Amount paid on **2,000** shares	-	RM4.80	-
[c]	Amount paid on **11,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of July , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,460,022,000** shares of RM0.10 each and the paid-up capital is **RM246,002,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**35,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**4,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	46,000

Dated this 02 day of July , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of **June, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	14,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **7,000** shares	-	RM4.36	-
[c] Amount paid on **6,000** shares	-	RM4.80	-
[c] Amount paid on **1,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of July , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,460,036,000** shares of RM0.10 each and the paid-up capital is **RM246,003,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**6,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	14,000

Dated this 02 day of July , **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 30 day of **June, 2004**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	16,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of July , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,460,052,000** shares of RM0.10 each and the paid-up capital is **RM246,005,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**9,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**1,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**6,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	16,000

Dated this 02 day of July , **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 05 day of **July, 2004**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	123,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **87,000** shares	-	RM4.36	-
[c]	Amount paid on **36,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **87,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **36,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 14 day of July , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,460,175,000** shares of RM0.10 each and the paid-up capital is **RM246,017,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **22,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **99,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **-**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	123,000

Dated this 14 day of July , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000